Filed by Roth CH Acquisition Co.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40959

Subject Company: Roth CH Acquisition Co.

FOR IMMEDIATE RELEASE

SHARON AI and VAST Data Launch InsightEngine in Australia as

Sovereign Supercluster Goes Live at NEXTDC

SHARON AI’s New sovereign supercluster at NEXTDC integrates VAST Data’s InsightEngine, delivering secure, compliant, production-ready AI for Australia’s regulated industries and public sector.

Melbourne, Australia – 13th October 2025 – SHARON AI, Australia’s leading Neocloud, today announced that it has partnered with VAST Data, the AI Operating System company, to serve enterprise and government customers with inference at any scale.

The VAST InsightEngine is an end-to-end ingestion, embedding, indexing and retrieval system that lets organizations continuously ingest structured, unstructured and streaming data in real time – feeding inference systems by delivering low-latency, massively parallel vector and hybrid search for RAG and agentic workflows at scale. Integrated within the VAST AI OS, it inherits unified governance, security, and lineage, enforcing policy-based access controls, encryption and auditability across every query.

“As AI systems grow more capable, the ability to reason securely over large datasets in real time will define the next generation of enterprise intelligence,” said Ofir Zan, AI Solutions & Enterprise Lead, VAST Data. “Together, SHARON AI and the VAST InsightEngine orchestrate event triggers and functions connected to data pipelines that scale complex multistep retrieval and reasoning workflows — all within a sovereign environment.”

By uniting these technologies, SHARON AI moves organizations from experimentation to production with repeatable, enterprise-grade workflows. In financial services, where high throughput and low latency inference are essential, it powers RAG at any scale using a large native vector index to search through billions of embedded records, while enforcing fine-grained permissions.

In public safety and smart cities, ingesting massive volumes of video and metadata while processing and analyzing them in real time cuts operational costs, improves situational awareness and incident response, and is done while keeping sensitive data within borders.

“By combining SHARON AI’s sovereign GPU cloud with the VAST InsightEngine we’re creating the foundation for enterprises and government institutions to run cutting-edge AI workloads locally, securely, and without compromise,” said Wolf Schubert, CEO of SHARON AI. “With our supercluster now live in NEXTDC’s Tier IV M3 data center in Melbourne, this milestone demonstrates our commitment to delivering sovereign, high-performance AI infrastructure for Australia.”

The first workloads on the cluster are underway with University of New South Wales (UNSW) researchers collaborating with SHARON AI cloud to advance reasoning-focused AI research across multiple domains. PhD students are using these resources to:

●	Improve reasoning in small language models through structured reasoning, auto formalization, and novel expert-aware post-tuning of Mixture-of-Experts architectures.

●	Fine-tune and evaluate state-of-the-art LLMs (Falcon, Llama, Qwen, Deepseek, etc.) in parallel for tasks such as QA, with applications to math and spatio-temporal reasoning.

●	Accelerate global weather forecasting, training high-resolution data-driven models on large-scale ERA5 datasets for faster and more accurate prediction.

Collectively, the work explores how specialized post-tuning, fine-tuning, and GPU-accelerated model architectures can enhance reasoning performance, scalability, and domain-specific applications of AI. This effort by UNSW researchers is laying the groundwork for smaller, more efficient, and more capable reasoning models that can be applied across science, forecasting, and advanced AI evaluation.

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Contacts

Sharon AI Media Enquiries:

Rosalyn Christian/Zachary Nevas

IMS Investor Relations

+1 203.972.9200

sharonai@imsinvestorrelations.com

About SHARON AI

SharonAI, Inc., Australia’s leading Neocloud, is a High-Performance Computing company focused on Artificial Intelligence and Cloud GPU Compute Infrastructure. Our cloud GPU platform and compute infrastructure is accelerating the build of AI factories and sovereign AI solutions, powering the next wave of accelerated computing adoption. For more information, visit www.sharonai.com

SHARON AI recently announced entry into a Business Combination Agreement with Roth CH Acquisition Co. (OTC Markets: USCTF).

About Roth CH Acquisition Co.

Roth CH Acquisition Co. (OTC Markets: USCTF) is a blank check shell domiciled in the Cayman Islands. The company intends to enter into a business combination with a growth company to go public in the US markets through a reverse merger.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any proxy, consent, authorization, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Additional Information About the Proposed Transaction for Investors and Shareholders

In connection with the proposed transaction between Roth CH Acquisition Co. (“Roth CH”) and SHARON AI (the “Proposed Transaction”), Roth CH (or a subsidiary of Roth CH) has filed and intends to update relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, initially filed in June 4th, 2025, as amended, containing a proxy statement/prospectus of Roth CH. This press release is not a substitute for the registration statement or for any other document that Roth CH may file with the SEC in connection with the Proposed Transaction. SHARON AI AND ROTH CH URGE INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROTH CH, SHARON AI, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that Roth CH communicates with investors and the public using its website (www.RothCH.com), where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC, and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transaction.

Participants in the Solicitation

Roth CH, SHARON AI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transaction. Information about Roth CH’s directors and executive officers including a description of their interests in Roth CH is included in Roth CH’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional Information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the Proposed Transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements:

This press release may contain forward-looking statements that are not historical facts. Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and other future conditions. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. Examples of such forward-looking statements include but are not limited to express or implied statements regarding Roth CH’s or SHARON AI’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the Proposed Transaction; expectations regarding service and product offerings and the developments of TCDV. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include: the risk that the conditions to the closing or consummation of the Proposed Transaction are not satisfied, including the failure to obtain stockholder approval for the Proposed Transaction; uncertainties as to the timing of the consummation of the Proposed Transaction and the ability of each of Roth CH and SHARON AI to consummate the transactions contemplated by the Proposed Transaction; risks related to Roth CH’s and SHARON AI’s ability to correctly estimate their respective operating expenses and expenses associated with the Proposed Transaction, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Proposed Transaction by either company; the effect of the announcement or pendency of the Proposed Transaction on Roth CH’s or SHARON AI’s business relationships, operating results and business generally; costs related to the business combination; the outcome of any legal proceedings that may be instituted against Roth CH, SHARON AI, or any of their respective directors or officers related to the business combination agreement or the transactions contemplated thereby; the ability of Roth CH or SHARON AI to protect their respective intellectual property rights; competitive responses to the Proposed Transaction; unexpected costs, charges or expenses resulting from the Proposed Transaction; whether the combined business of Roth CH and SHARON AI will be successful; legislative, regulatory, political and economic developments; and additional risks described in the “Risk Factors” section of Roth CH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC. Additional assumptions, risks and uncertainties are described in detail in our registration statements, reports and other filings with the SEC, which are available at www.sec.gov.

You are cautioned that such statements are not guarantees of future performance and that our actual results may differ materially from those set forth in the forward-looking statements. The forward-looking statements and other information contained in this news release are made as of the date hereof and neither Roth CH nor SHARON AI undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

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